May 11, 2005

By Facsimile and U.S. Mail

Luciana Fato
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Andrew J. Pitts
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

	Re:	Commonwealth Telephone Enterprises, Inc.
		Registration Statement on Form S-4
		Schedule TO-I
		Filed May 3, 2004

Dear Ms. Fato and Mr. Pitts:

	We have conducted a limited review of the above-referenced filing and have the following comments:

Schedule TO-I
1. We note that you have filed a Schedule TO-I and a letter of transmittal, and you have included a modified legend on the cover page of the prospectus; however, you have not included the expiration date in the prospectus or in the letter of transmittal and the legend and cover page indicate that the prospectus is not complete. We understand from counsel that the company did not intend to commence the exchange offer. Tell us whether you have received any tenders in the offer. Please revise the registration statement and Schedule TO-
I to clarify that the company has not commenced the offer.
Form S-4
Registration Statement Cover Page

2. Please indicate the amount of common stock issuable upon conversion of the new notes in the "Calculation of Registration Fee" table. You should use a good-faith estimate to register the maximum amount of shares that could be issued upon conversion of the new notes. If that estimate is insufficient, the company will need to file a new registration statement to register for resale additional shares at the appropriate time. With regard to your footnote number
3, please note that Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion of the new notes. See Phone Interpretation 2S from the March 1999 Supplement (Securities Act Rules subsection).
3. We note that the purpose of this offer is to change the settlement terms of the notes, and the notes are otherwise identical to the old notes. Provide additional information regarding the purpose of the exchange offer. For example, tell us whether the exchange offer is being conducted to avoid the tax treatment addressed in EITF Issue No. 04-8. If so, please expand your discussion of the purpose of the exchange offer to indicate the material effects that will result from your consummation of the exchange offering, due to the applicable accounting rules, the conversion features of your new notes, or otherwise. Please ensure that your discussion briefly explains the impact that the conversion features of your new notes will have on the number of shares that you include in the calculation of the number of your fully diluted shares outstanding as compared to the number of shares that would be have been calculated based upon the conversion features of your old notes. In addition, please describe
EITF Issue No. 04-8 and its application and provide the following information:

* Describe the contingent conversion provisions of the outstanding notes so that it`s clear how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.
* Clarify that the exchange will result in the company reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2004 reported EPS would be if the exchange did not occur.
* Confirm on a supplemental basis, if true, that you applied the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.
4. Revise the summary of material differences of the notes to summarize the material risks of the new notes where those risks differ from the risks of the outstanding notes. In this regard, we note that your disclosures beginning on page 9 appear to describe risks associated with the new notes only without contrasting them to risks currently existing under the outstanding notes.
5. In addition, describe the effect on the company`s liquidity and capital resources from the cash settlement provisions of the new notes, and discuss the means by which the company reasonably expects to finance the cash requirement resulting from conversion of the new notes.


Where You Can Find More Information, page i
6. Schedule TO does not specifically allow you to forward
incorporate
disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and
13e-
4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.
Forward-Looking Statements, page ii
7. We note that the "prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act an [you] intend t hat such forward-looking statements be subject to these safe harbors." The Private Securities Litigation Reform Act does not apply to statements made in connection with an exchange offer.  See Section
21E(b)(2)(C)
of the Securities Exchange Act of 1934.  See also Q&A No. 2 in
Section I.M. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov. Please eliminate any reference to the safe harbor and the Act.
8. You state that you "undertake no obligation to update any forward-
looking statement . . . ."  Similar language is included on page
i.
This disclosure is inconsistent with your obligation under Rule
13e-
4(d)(2) to amend the document to reflect a material change in the information previously disclosed. Please revise both sections accordingly.

Selected Consolidated Financial Information, page 18
9. We note from page ii that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A.
Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item
1010(c), including both more detailed summarized information and book value per share. Also, provide us your analysis regarding why pro forma information is not material.

Conditions of the Exchange Offer, page 22
10. Refer to the disclosure at the end of the introductory paragraph and in paragraph (2), which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" or "impractical" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
11. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the second bullet point in the first paragraph to clarify the meaning of "prospects" and to clarify if the event must have a material and adverse effect on holders of old notes.

Withdrawal of Tenders, page 27
12. Why are note holders who wish to withdraw tendered notes required to withdraw all notes they have tendered?

Certain United States Federal Income Tax Consequences, page 49
13. Revise this subsection and its title to clarify that counsel has opined with respect to all material federal tax consequences of the transaction. Eliminate the terms "certain" and "summary." Also revise the associated disclosure in the summary term sheet and the reference to this section in counsel`s opinion.
14. We note that, in Exhibit 8.1, counsel has provided a short form tax opinion which affirms that the disclosure in this section is counsel`s opinion. Please revise this section to state counsel`s opinion. For example, we note that on page 49 you describe the company`s beliefs regarding the tax consequences.
15. We note that this section describes what the tax consequences of the exchange "should" be. Revise this section to unequivocally state the tax consequences of this transaction. If doubt exists, then revise this section to provide an opinion on what the tax consequences "should" be or "are more likely than not" to be. Revise to disclose that counsel cannot opine on the material federal tax consequences, to explain why counsel is not able to opine on a the material federal income tax consequences, describe the degree of uncertainty in the opinion and clarify your disclosure of the possible outcomes and risks to investors.
16. Eliminate the disclaimers in the last sentence of the "Constructive Dividends" paragraph and the "Possible Alternative Tax
Characterization of the Exchange" paragraph on page 50 and any similar statements in this section. You must provide counsel`s opinion of the material federal tax consequences of the exchange and note holders are entitled to rely on this disclosure. In addition, while you while you may recommend that investors consult their own tax advisors, particularly with respect to tax consequences that may very on an individual basis, you may not "urge" them to do so. Eliminate this language from page 49.
Closing Comments

      As appropriate, please amend your registration statement and Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Luciana Fato
Andrew J. Pitts
May 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE